FNB Rochester Corp.


                         Subsidiaries of the Registrant


The Registrant has one wholly owned subsidiary:

    First National Bank of Rochester


First National Bank of Rochester was formed in 1965 under the National Bank Act.

    First National Bank of Rochester has one 99% owned subsidiary:

        FNB Capital Corp.

    FNB Capital Corp. was incorporated in 1998 under the law of New York.